NO ACT

DC
1-25-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013702

January 25, 2010

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-10

Re: Aetna Inc.
Incoming letter dated January 4, 2010

Dear Mr. Baskin:

This is in response to your letter dated January 4, 2010 concerning the shareholder proposal submitted to Aetna by P. Michael McLain. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: P. Michael McLain

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated January 4, 2010

The proposal relates to executive compensation.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

January 4, 2010

VIA EMAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Aetna Inc. – Omission of Shareholder Proposal by P. Michael McLain**

Ladies and Gentlemen:

Aetna Inc. (the "Company" or "Aetna") intends to omit from its 2009 proxy statement (the "Proxy Materials") a shareholder proposal submitted by P. Michael McLain (the "Proponent") for the reasons set forth below. Please confirm that the staff members of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on Rule 14a-8, the Company excludes from its Proxy Materials the proposal and supporting materials (collectively, the "Proposal") submitted by the Proponent.

The Proposal requests that the Company's Board of Directors adopt a policy that the Board will permit the stockholders of the Company to have an advisory vote on the executive compensation of the Company. A copy of the Proposal and any related correspondence are attached hereto as Exhibit A.

Reason for Exclusion of the Proposal

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.

Analysis

Rule 14a-8(b)(1) states that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways described in Rule 14a-8(b)(2). See Section C.1.c. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal to the Company via regular mail on September 21, 2009, which the Company received on September 25, 2009. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). The Company confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal.

Specifically, the Company sent via regular mail to the Proponent a letter on October 5, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency (the "Deficiency Notice"). *See* Exhibit B. The Deficiency Notice requested that the Proponent provide proof of ownership that satisfies the requirements of Rule 14a-8 and provided further guidance regarding the ownership requirements and type of documentation necessary to demonstrate beneficial ownership. The Deficiency Notice explained that Rule 14a-8(f) requires that the deficiency be corrected with his response no later than 14 calendar days from the date the Proponent receives the Deficiency Notice, and a copy of Rule 14a-8 was enclosed with the Deficiency Notice.

The Proponent subsequently confirmed his receipt of the Deficiency Notice in his response letter to the Company dated October 11, 2009 (the "Response Letter"). *See* Exhibit C. The Proponent stated in his Response Letter that he purchased one share of the Company's common stock on September 23, 2009, a date subsequent to the date he mailed his Proposal to the Company. The Proponent did attach documentation to demonstrate beneficial ownership of the one share of the Company's stock.

Rule 14-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notified the proponent of the problem and the proponent failed to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting the Deficiency Notice to the Proponent in a timely manner, and the Proponent's deficiency is incapable of being corrected as the Proponent does not own the requisite number of Company shares of stock.

When a proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1), the Staff consistently has concurred that a company may omit the proposal. *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a shareholder proposal and noting that "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"). *See also Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10,, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005) and Intel Corp. (avail. Jan. 29, 2004). Further, Rule 14a-8(b)(2) and SLB 14 make it clear that the Proponent is responsible for proving his eligibility to submit the Proposal to the Company. The Company is not required to contact the record holder and request verification, and is not required to review a succession of submissions, respond with multiple deficiency notices, or provide further opportunity for the Proponent to cure the deficiency. See *General Motors Corp.* (avail. Apr. 5, 2007).

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you have regarding this subject.

****

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

This letter is being filed no later than 80 days before the date Aetna currently intends to file its Proxy Materials. By copy of this letter, in accordance with Rule 14a-8(j), the Company is notifying the Proponent that Aetna does not intend to include the Proposal in its Proxy Materials.

Very truly yours,



William C. Baskin III
Senior Corporate Counsel

cc: Mr. P. Michael McLain (via Regular Mail)

Attachments: Exhibit A – Copy of Proposal
Exhibit B – Copy of Deficiency Notice
Exhibit C – Copy of Response Letter

<u>Exhibit A</u>

P. Michael McLain

*** FISMA & OMB Memorandum M-07-16 ***

September 21, 2009

Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, Connecticut 06156

Dear Ms. Jones:

RESOLVED, that shareholders of Aetna (the "Company") hereby request that the Board of Directors adopt a policy that the Board will permit the stockholders of Aetna to have an advisory vote on the executive compensation of the company. While the request for this advisory vote is non-binding on the Board, the Compensation Committee of the Board of Directors needs to be able to gauge investor sentiment.

The advisory vote will be conducted each year as part of the proxy.



ROCKY MOUNT NC 278

21 SEP 2009 PM 1 L

Corporate Secretary
Aetna
151 Farmington Ave RW61
Hartford, CT 06156



Exhibit B



Aetna
151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President and Corporate Secretary
Law & Regulatory Affairs, RC61
(860) 273-0810
Fax: (860) 273-8340

October 5, 2009

VIA REGULAR MAIL

P. Michael McLain

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter to Aetna Inc. dated September 21, 2009

Dear Mr. McLain:

This will acknowledge receipt of your letter dated September 21, 2009. Aetna Inc. ("Aetna") received your letter on September 25, 2009.

It is unclear whether your letter is intended to serve as a shareholder proposal that you would like included in Aetna's 2010 Proxy Statement.

To the extent your letter is such a proposal, please be advised that the inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Rule 14a-8(b) requires that a proposing shareholder be a record or beneficial owner of at least two thousand dollars in market value of Aetna common stock; have held such securities for at least one year by September 21, 2009, the date its proposal was submitted; and continue to own such securities through the date on which Aetna's 2010 annual meeting is held.

In addition, if you are a beneficial owner of Aetna's common stock, you must provide sufficient verification of ownership. If you are a beneficial owner, you must provide Aetna with documentary support indicating the number of shares that you own through each nominee, as well as the date(s) you acquired the shares. An account statement is not sufficient. You must provide to Aetna a written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned at least two thousand dollars in market value of Aetna common stock continuously for at least one year on September 21, 2009, the date you submitted your proposal.

In addition to the ownership requirements mentioned above, Rule 14a-8 requires all shareholder proposals to include certain information, including a promise to hold the required number of securities outlined above through the date of the 2010 annual meeting, and requires that each shareholder proposal, including any accompanying supporting statement, be no more than 500 words.

If this letter was intended to serve as a shareholder proposal, then, in accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Aetna no later than 14 calendar days after your receipt of this letter. Please be advised that if you do not comply with the requests outlined in this letter within the 14 calendar day deadline, the SEC rules permit us to exclude your purported shareholder proposal from Aetna's 2010 Proxy Statement and the purported proposal will not be voted on at the 2010 annual meeting. Please direct your correspondence to me at the above address.

Very truly yours,



Judith H. Jones

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem,

and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. **In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.**

Exhibit C

P. Michael McLain

*** FISMA & OMB Memorandum M-07-16 ***

October 11, 2009

Judith Jones
Aetna
151 Farmington Avenue
Hartford, NC 06156

Dear Ms. Jones: Fax: 860-273-8340

I have received your letter dated October 5, 2009. I purchased one share of Aetna stock on September 23, 2009. I will purchase the additional shares on Monday.

I appreciate your assistance in this matter since I have never been through this process before. Is there any limit to the number of proposal which can be submitted next year? I have marked the one year date on my calendar.

Sincerely yours,



P. Michael McLain